Exhibit 12

REALOGY CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

	As of or For the Year Ended December 31,
	2006	2005	2004	2003	2002

Earnings available to cover fixed charges
Income before income taxes and minority interest	$604	$1,038	$1,001	$860	$543
Plus:
Fixed charges	174	99	77	64	46

Earnings available to cover fixed changes	$778	$1,137	$1,078	$924	$589

Fixed charges(a):
Interest, including amortization of deferred financing costs	$99	$34	$18	$12	$9
Interest portion of rental payment	75	65	59	52	37

Total fixed charges	$174	$99	$77	$64	$46

Ratio of earnings to fixed charges	4.5x	11.5x	14.0x	14.4x	12.8x

(a) Consists of interest expense on all indebtedness and the portion of operating lease rental expense that is representative of the interest factor. Included in interest expense above is interest incurred related to the Company’s secured obligations. Interest related to these secured obligations are recorded within Net revenues on the consolidated and combined statements of income as the related borrowings are utilized to fund advances within the Company’s relocation business where interest is earned on such advances. The interest related to these secured obligations is $42 million, $29 million, $13 million, $7 million and $7 million for the years ended December 31, 2006, 2005, 2004, 2003 and 2002, respectively.